Exhibit 12.1
Lowe’s Companies, Inc.
Statement Re Computation of Ratio of Earnings to Fixed Charges
In Millions, Except Ratio Data

	Fiscal Years Ended On					Nine Months Ended
	January 28,	February 3,	February 2,	February 1,	January 30,	October 31,	October 30,
	2005	2006	2007	2008	2009	2008	2009
Earnings:
Earnings Before Income Taxes	$3,520	$4,496	$4,998	$4,511	$3,506	$3,247	$2,504
Add: Fixed Charges	310	340	344	424	479	361	352
Less: Capitalized Interest	(28)	(28)	(32)	(65)	(36)	(25)	(12)
Adjusted Earnings	$3,802	$4,808	$5,310	$4,870	$3,949	$3,583	$2,844

Fixed Charges:
Interest Expense(1)	$220	$231	$238	$301	$346	$262	$248
Rental Expense(2)	90	109	106	123	133	99	104
Total Fixed Charges	$310	$340	$344	$424	$479	$361	$352

Ratio of Earnings to Fixed Charges	12.3	14.1	15.4	11.5	8.2	9.9	8.1

(1) Interest accrued on uncertain tax positions is excluded from Interest Expense in the computation of Fixed Charges.

(2) The portion of rental expense that is representative of the interest factor in these rentals.